Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Denison Mines Corp. (“Denison” or the “Company”)

595 Bay Street, Suite 402

Toronto, ON M5G C2C

2.	Date of Material Change:

January 9, 2013

3.	News Release:

The Company issued a news release with respect to the material change referred to in this report on January 9, 2013 via Marketwire L.P., and it was subsequently filed on SEDAR.

4.	Summary of Material Change:

On January 9, 2013, Denison announced updated Mineral Resource Estimates prepared in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101) for the Phoenix A and Phoenix B uranium deposits at its 60% owned Wheeler River project in Northern Saskatchewan.

5.	Full Description of Material Change:

On January 9, 2013, Denison announced an updated Mineral Resource Estimate for the Phoenix A and Phoenix B uranium deposits on its Wheeler River project in Northern Saskatchewan.

For the combined Phoenix A and B deposits, the total Indicated Mineral Resource is estimated to contain 52,300,000 lbs U3O8 based on 152,400 tonnes of mineralization at an average grade of 15.6% U3O8. Additionally, the total Inferred Mineral Resource is estimated to contain 7,600,000 lbs U3O8 based on 11,600 tonnes of mineralization with an average grade of 29.8% U3O8. This Mineral Resource estimate update represents a 47% increase in Indicated lbs U3O8 and a 100% increase in Inferred lbs U3O8 over the previous Mineral Resource estimate done in 2010.

The Wheeler River property lies between the McArthur River mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Summary Table

The following table summarizes the Mineral Resource estimate by deposit and classification.

2012 Phoenix Mineral Resource Estimate Summary

(Effective Date December 31, 2012)

Category	Deposit	Tonnes	Grade (% U3O8)	Million lbs U3O8
Indicated	A Deposit	133,500	15.8	46.5
Indicated	B Deposit	19,000	14.1	5.9

Total Indicated		152,400	15.6	52.3

Inferred	A Deposit	6,300	51.7	7.2
Inferred	B Deposit	5,300	3.5	0.4

Total Inferred		11,600	29.8	7.6

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are reported above a cut-off grade of 0.8% U3O8 .
3.	The cut-off grade is based on internal conceptual studies and a price of $50 per lb U3O8 .
4.	Numbers may not add due to rounding.

Geology and Mineralization

Mineralization at Phoenix shares many similarities with other unconformity related Athabasca uranium deposits. It occurs along the sub-Athabasca unconformity at its intersection with a moderately east dipping fault zone which results in an elongate and sub-horizontal shape to the deposits. Fault zones are best developed in graphitic metasediments in the underlying basement rocks. Mineralization varies from disseminated to massive, with several very high grade drill hole intersections averaging greater than 50% U3O8 over true thicknesses up to 6.0 meters. With the completion of this Mineral Resource estimate, the Phoenix deposits now belong to a select group of very high grade unconformity uranium deposits that includes the prolific McArthur River mine (37 kilometers to the northeast) and the soon to be producing Cigar Lake deposit (80 kilometers to the northeast).

Estimation Methodology

Denison has estimated Mineral Resources for the Phoenix Deposits with data collected from several surface diamond drilling campaigns from 2008 to 2012. Uranium grade data is comprised of chemical assays on split drill core samples. All assays were completed by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan using the Inductively Coupled Plasma – Optical Emission Spectrometry (ICP-OES) method. Quality control and quality assurance protocols for the chemical assays include the use of standard reference materials, blanks, check assays and duplicate samples. In those cases where drill core recovery is poor, chemical assays have been replaced with equivalent uranium grades obtained from down-hole radiometric probing.

Geology, structure, and the size and shape of the mineralized zones has been interpreted using data from 168 diamond drill holes which resulted in three dimensional wireframe models that represent 0.05% U3O8 grade envelopes. Models of mineralization at each of the two deposits contain higher grade zones within an envelope of lower grade material, resulting in a total of four estimation domains—Phoenix A higher grade, Phoenix A lower grade, Phoenix B higher grade and Phoenix B lower grade.

Based on 165 dry bulk density determinations, Denison developed a formula relating bulk density to grade which was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Uranium grade times density (GxD) values and density (D) values were interpolated into each domain block model using an inverse distance squared (ID2) algorithm. Hard domain boundaries were employed such that drill hole grades from any given domain could not influence block grades in any other domain. Very high grade composites were not capped but grades greater than a designated threshold level for each domain were subject to restricted search ellipse dimensions in order to reduce their influence. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

The Mineral Resources for the Phoenix Deposits were classified as Indicated and Inferred based on drill hole spacing and apparent continuity of mineralization. The block models were validated by comparison of domain wireframe volumes with block volumes, visual comparison of composite grades with block grades, comparison of block grades with composite grades used to interpolate grades, and comparison with estimation by a different method.

Roscoe Postle Associates Inc. (RPA) was retained by Denison on behalf of the Wheeler River Joint Venture to audit the Mineral Resource estimate and to prepare an independent Technical Report in accordance with the requirements of National Instrument 43-101. William E. Roscoe, Ph.D. P.Eng. of RPA, is the independent “Qualified Person” responsible for the Mineral Resource estimate.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer:

For further information, please contact Ron F. Hochstein, President and Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

January 16, 2013

DENISON MINES CORP.

Per:	“Ron F. Hochstein” (Signed)
Ron F. Hochstein
President and Chief Executive Officer

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